Exhibit 99.18

HudBay Minerals Inc.

Management Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Six Months

Ended June 30, 2008

July 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Unless the context otherwise suggests, references to “HudBay” or the “Company” refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, a wholly-owned subsidiary of HudBay.

This Management’s Discussion and Analysis (“MD&A”) dated July 30, 2008 is intended to supplement and complement the HudBay's unaudited interim consolidated financial statements and related notes for the three and six months ended June 30, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A. Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

OUR BUSINESS

HudBay is an integrated mining company that operates mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery (“WPCR”) in Michigan and the Balmat zinc mine operations in New York State. Along with its two primary products, zinc and copper, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

EXECUTIVE SUMMARY

Financial Highlights

This quarter, HudBay generated total revenue of $284.0 million. Revenue for the quarter was primarily from:

•	Copper from domestic concentrate was $117.8 million or 41% of total revenue;

•	Zinc & Zinc Oxide from domestic concentrate was $75.6 million or 27% of total revenue; and

•	Gold & Silver from domestic concentrate was $32.8 million or 12% of total revenue.

Net earnings were $33.2 million for the quarter, or $0.26 per share, compared to $69.1 million for the same quarter in 2007, or $0.55 per share. Significant variances were:

•	Lower zinc prices, partially offset by higher prices for copper, gold and silver, which reduced revenues and earnings before tax by approximately $30.7 million;

•	Higher costs of purchased copper concentrates decreased earnings before tax by $12.6 million;

•

The significant year over year appreciation in the Canadian dollar versus the US dollar, which is estimated to have negatively affected this quarter’s gross margins by an estimated $19.3 million but reduced earnings before tax by only $6.0 million due to a reduced foreign exchange loss on US dollar denominated operating accounts;

•

Lower sales volumes of copper, partially offset by higher sales volumes of gold and silver, which reduced revenue by an estimated $19.8 million and reduced operating costs by an estimated $13.9 million, reducing earnings before tax by approximately $5.9 million. Lower sales volumes of copper resulted largely from lower purchased concentrate production volumes in light of 2008 air release limit targets for sulphur dioxide;

•	Lower tax expenses increased net earnings by $21.6 million and resulted mainly from lower earnings before tax in the second quarter of 2008; and

•	Capitalization of $4.7 million of expenditures for the Lalor Lake property commenced in the second quarter as a result of continuing strong drill results.

Cash and cash equivalents were $729.0 million as at June 30, 2008. Cash in excess of debt was $722.5 million at June 30, 2008, and working capital was $833.6 million.

The Company recorded solid cash flow from operating activities of $70.7 million before changes in non-cash working capital for the quarter, or $0.56 per share, as compared to $137.7 million, or $1.09 per share, for the same quarter in 2007.

Production Highlights

HudBay’s production in the second quarter of 2008 is on track to meet the Company’s expectations for its overall 2008 production targets. Zinc production increased by 9% compared to the second quarter of 2007, primarily as a result of a higher contribution from Balmat. Copper production was lower by 24% due to HudBay’s planned lower copper smelter production levels in 2008, which are necessary to meet the Government of Canada’s 2008 air release limit targets for sulphur dioxide. Gold production increased by 3%, and silver production increased by 53%, primarily from purchased concentrates.

Mine production for the quarter was 767,005 tonnes of ore, compared to 717,824 tonnes for the same quarter in 2007, with the higher Balmat contribution. Ore grade for zinc was 5.49%, and for copper was 1.72%, as compared to 5.01% for zinc and 2.06% for copper for the same quarter in 2007. Although the Balmat mine’s earnings continue to be negative, the mine has increased its production rates toward the target rate.

For the quarter, zinc production from the Company’s zinc plant decreased to 26,436 tonnes, compared to 29,083 tonnes in the same quarter of 2007, and unit operating costs increased by 24% to 33.1¢/lb. The lower production and higher cost per pound is associated with the scheduled biennial shutdown and overall higher material costs.

Although copper production from the Company’s smelter increased in total, a portion of this resulted from recycling spent anode rather than selling it to third parties. As planned, in response to changes in the Government of Canada’s 2008 air release limit targets for sulphur dioxide, non-recycled anode production decreased and was 17,384 tonnes for the second quarter. The smelter’s unit operating costs, which exclude recycled production, increased by 49% to 39.6¢/lb. of copper produced, due to the lower production and higher costs for heavy fuel oil and other operating materials (refer to “Copper Smelter” on page 31).

For the quarter, HudBay’s cash cost of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was negative US$0.24/lb. (refer to “Non-GAAP Performance Measures” on page 34).

Corporate Strategy

A key element of HudBay’s value creation strategy is to build scale and scope through opportunistic investments that complement the Company’s existing operations. In support of this strategy, on June 23, 2008, HudBay and Skye Resources Inc. (“Skye”) announced a definitive agreement to combine their respective businesses1. Skye’s world class Fenix Nickel Project in Guatemala includes 41.1 million tonnes of reserves as well as a large resource base and is capable of near term production with a projected mine life of 30 years, and significant opportunity for expansion2. Following completion of the proposed transaction, HudBay’s expanded profile is expected to include:

•	A large increase in reserves and resources;

•	A diversified multi-metal resource base;

•	An attractive mix of producing, development and exploration assets that provides a solid platform for future growth; and

•	A strong balance sheet with significant cash and solid operating cash flow going forward.

A meeting of Skye’s securityholders to approve the proposed business combination is scheduled for August 19, 2008. Completion of the transaction also remains subject to court and regulatory approval. Skye has issued a management proxy circular, dated July 18, 2008, containing details of the proposed transaction.

Pursuant to the plan of arrangement, HudBay will acquire all of the outstanding shares of Skye (other than Skye shares held by HudBay). Skye shareholders will receive 0.61 of a HudBay common share plus $0.001 in cash in exchange for each Skye common share.

[1]	See the HudBay/Skye news release dated June 23, 2008 titled, “HudBay Minerals and Skye Resources Announce Proposed Business Combination” for further details.
[2]	Source: Skye’s report dated September 15, 2007 titled, “Technical Report on an Update to the Fenix Project, Izabal Guatemala.”

As at July 18, 2008, in connection with HudBay’s proposed plan of arrangement with Skye, the Toronto Stock Exchange (“TSX”) conditionally accepted notice for the additional listing of: (i) approximately 31.3 million common shares of HudBay, consisting of 31.1 million shares to be issued to shareholders of Skye and 0.2 million shares to be issued to former holders of Skye’s performance share unit plan; (ii) the outstanding warrants of Skye as warrants of HudBay; (iii) approximately 2.2 million shares of HudBay, which will be reserved for issuance upon the exercise of issued and outstanding options of Skye; (iv) approximately 1.9 million common shares to be reserved for issuance upon exercise of issued and outstanding warrants of Skye; and (v) approximately 0.1 million shares to be reserved for issuance upon the redemption of issued and outstanding deferred share units of Skye, subject to fulfilling all of the requirements of the TSX.

On June 27, 2008, the Company acquired 12,679,266 common shares of Skye at a price of $7.51 per share in a private placement that was approved by the Toronto Stock Exchange. Total gross proceeds to Skye of $95.2 million will be used to fund capital costs associated with Skye’s Fenix Project. The private placement financing was not conditional on the completion of the plan of arrangement. As at June 30, 2008, the Company owned a 19.9% interest in Skye.

2008 Exploration Plan

Now in the second year of a very aggressive exploration program in Canada, HudBay is targeting to spend approximately $42.8 million on exploration in 2008, which follows the Company’s $41.3 million expenditure in 2007.

In the second quarter of 2008, HudBay continued exploration activities in support of developing the growth potential of its exploration properties within the Flin Flon Greenstone Belt, as well as in its operating mines. In addition, the Company initiated geophysical surveys in Chile and continued to drill in south western Ontario. Total exploration spending in the quarter was $13.0 million, compared to $11.8 million in the second quarter of 2007. Year-to-date spending for 2008 was $21.5 million, compared to $20.5 million in the same period in 2007.

In the Flin Flon Greenstone Belt, exploration activities continued to focus on the Company’s Lalor Lake zinc discovery. In 2007, HudBay discovered the Lalor Lake deposit and subsequently announced a conceptual estimate for the deposit of a potential of 18 to 20 million tonnes at 7.7% to 8.8% zinc1. In March 20082, additional announced assays indicated the potential for significant precious metals in the deposit. In addition, certain of the drill hole results have some higher grades of copper. HudBay is continuing to drill at Lalor Lake with six drill rigs to define the extent and to improve confidence in the interpretation of the deposit in advance of a National Instrument 43-101 (“NI 43-101”) compliant resource estimate that is planned to be complete in August of 2008. Capitalized exploration on the Lalor Lake property was $4.7 million in the quarter.

In-mine exploration represented approximately $1.4 million of the Company’s exploration spending in the quarter and is aimed at once again expanding HudBay’s in-mine reserves and resources in the operating mines.

[1]	The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.
[2]	Further details are available in HudBay’s news release dated March 3, 2008.

Health and Safety

As reported on June 1, 2008, the Company suffered a fatality at its Balmat operation.

For the quarter, HudBay recorded a lost time accident frequency of 0.7 per 200,000 hours worked for the second quarter, including contractors, compared to 0.9 for the same quarter in 2007. Year-to-date, HudBay recorded a lost time accident frequency of 0.6 compared to 1.2 for the same period in 2007. There were no significant environmental non-compliances during the quarter.

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended		Six Months Ended
		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Financial Highlights		($000s except per share and cash cost per pound amounts)
Revenue		284,035	358,298	555,672	707,440
Earnings before tax		64,542	121,953	111,139	239,468
Net earnings		33,202	69,139	54,754	132,215
EBITDA [1]		86,351	140,119	157,316	292,638
Operating cash flow [2]		70,721	137,660	141,372	280,160
Net earnings per common share		0.26	0.55	0.43	1.05
Operating cash flow per common share [1]		0.56	1.09	1.12	2.22
Cash cost per pound of zinc sold [1]		US (0.24)	US (0.30)	US (0.10)	US (0.32)

Operating Highlights
Production
Zinc [3]	tonnes	33,672	30,805	68,382	62,213
Copper [4]	tonnes	17,384	22,752	36,656	44,476
Gold [4]	troy oz.	28,506	27,617	51,505	51,830
Silver [4]	troy oz.	524,608	343,599	961,521	696,046
Metal Sold
Zinc [5]	tonnes	34,802	33,121	67,718	64,978
Copper	tonnes	18,957	22,565	39,559	47,227
Gold	troy oz.	30,311	23,696	50,119	53,412
Silver	troy oz.	554,733	310,477	838,200	694,396

Financial Condition				($000s)
Cash and cash equivalents				728,986	564,685
Working capital				833,621	790,625
Cash (less debt) [6]				722,495	547,186
Total assets				1,562,927	1,426,587
Shareholders’ equity				1,228,746	1,084,976

[1]

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Performance Measures” on page 34). For EBITDA refer to page 17. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 33.

[2]	Before changes in non-cash working capital.
[3]	Production includes Balmat payable metal in concentrate shipped.
[4]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[5]

Zinc sales include sales to HudBay’s Zochem facility of 5,977 tonnes in the second quarter of 2008 and 12,847 tonnes year-to-date, as well as Balmat payable metal in concentrate shipped (including to HBMS) of 7,739 tonnes for the second quarter and 14,291 tonnes year-to-date. Zochem had sales of 8,899 tonnes of zinc oxide in the second quarter and 18,052 tonnes year-to-date.

[6]

Cash and cash equivalents of $728,986 less current and long-term portion of the Senior Secured Notes, Province of Manitoba loan and capital leases ($3,285, $0, and $3,206 respectively as at June 30, 2008).

FINANCIAL REVIEW

Net Earnings Analysis

	Three Months Ended Jun 30, 2008	Six Months Ended Jun 30, 2008
	($ millions)
Net earnings for the period ended Jun 30, 2007	69.1	132.2

Increase (decrease) in earnings components:
Revenues	(74.3)	(151.8)
Costs and expenses
Operating	8.9	6.7
Depreciation, depletion and amortization	0.4	(1.9)
General and administrative	(0.7)	(6.0)
Stock-based compensation	(0.9)	(0.7)
Accretion of asset retirement obligations	(0.1)	(0.2)
Foreign exchange gain / loss	13.3	16.7
Exploration	4.0	5.7
Interest and other income	(5.9)	(3.8)
Gain / loss on derivative instruments	(2.2)	7.0
Future taxes	29.6	53.2
Current taxes	(8.0)	(2.3)

Increase (decrease) in net earnings	(35.9)	(77.4)

Net earnings for the period ended Jun 30, 2008	33.2	54.8

Net Earnings

For the second quarter, net earnings were $33.2 million, reflecting a $35.9 million decrease from the second quarter of 2007. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $74.3 million. See “Revenue” on page 8;

•	Lower operating costs increased earnings before tax by $8.9 million. See “Operating Expenses” on page 11;

•	Decreases in other expenses increased earnings before tax by $12.0 million, largely due to foreign exchange (gain) loss, which improved by $13.3 million;

•	Lower interest and other income decreased earnings before tax by $5.9 million. See “Interest and Other Income” on page 14;

•	Other items increased earnings before tax by $1.8 million, largely due to lower exploration expense, offset in part by reduced gains on derivative instruments; and

•	Lower tax expenses increased net earnings by $21.6 million and resulted mainly from lower earnings before tax in the second quarter of 2008.

Year-to-date 2008 net earnings of $54.8 million reflected a $77.4 million decrease from year-to-date 2007. Significant variances were:

•	Lower revenues decreased earnings before tax by $151.8 million. See “Revenue” on page 8;

•	Lower operating costs increased earnings before tax by $6.7 million. See “Operating Expenses” on page 11;

•

Decreases in other expenses increased earnings before tax by $7.9 million, largely due to foreign exchange (gain) loss, which improved by $16.7 million, offset in part by increases in general and administrative costs due mainly to one-time executive retirement and severance costs of $5.3 million;

•	Reduced losses on derivative instruments increased earnings before tax by $7.0 million. See “Gain (loss) on derivative instruments” on page 15;

•	Other items increased earnings before tax by $1.9 million, largely due to lower interest and other income, offset in part by lower exploration expense. See “2008 Exploration Plan” on page 4; and

•	Lower tax expenses increased net earnings by $50.9 million and resulted mainly from lower year-to-date earnings before tax in 2008.

Revenue

Total revenue for the second quarter was $284.0 million, $74.3 million lower than for the same quarter last year. Significant revenue variances were:

•

Lower zinc prices decreased revenue by $45.3 million for zinc metal and $5.6 million for concentrate. Concentrate sales are net of treatment charges, which increased due to settlements of benchmark terms retroactive to January 1, 2008. HudBay’s average realized zinc price was US$1.03/lb. in the second quarter of 2008 compared with US$1.75/lb. in the second quarter of 2007 for metals and US$0.45/lb. for concentrates (US$0.49/lb. without the retroactive higher treatment charges) compared to US$0.97/lb. in 2007;

•

Lower copper sales volumes reduced revenue by $30.4 million as a result of reduced purchased concentrate production volumes, partially offset from the sale of excess anodes accumulated during the first quarter of 2008. During the second quarter of 2007, the Company sold additional copper to reduce inventories;

•	The stronger Canadian dollar reduced US dollar denominated revenue by $27.8 million;

•	Higher copper prices increased revenue by $12.4 million. HudBay’s average realized copper price was US$3.79/lb. in the second quarter of 2008 compared with US$3.53/lb. in the second quarter of 2007;

•	Gold and silver volumes increased revenue by $10.6 million due to an additional shipment and higher silver contained in purchased concentrates;

•	Higher gold and silver prices increased revenue by $7.8 million; and

•	Other volume and pricing differences increased revenue by $4.0 million.

Year-to-date revenue was $555.7 million, $151.8 million lower than for 2007, with the most significant variances arising from lower zinc prices and appreciation of the Canadian dollar versus the US dollar.

•

Lower zinc prices decreased revenue by $73.2 million for zinc metal and $7.5 million for concentrate. Concentrate sales are net of treatment charges, which increased due to settlements of benchmark terms retroactive to January 1, 2008. HudBay’s year-to-date average realized zinc price was US$1.11/lb. in 2008 compared with US$1.70/lb. in 2007 for metals and $0.55/lb. for concentrates in 2008, compared to $0.93/lb. in 2007;

•	The stronger Canadian dollar reduced US dollar denominated revenue by $76.6 million;

•

Lower copper sales volumes reduced revenue by $61.9 million, due to the Company’s first quarter initiative to recycle spent copper anode and reduced ongoing purchased concentrate production in order to meet 2008 air release limit targets for sulphur dioxide, partially offset from the sale of excess copper accumulated at year end. In the first quarter of 2007, copper sales were higher due to an additional sale of copper anode, and in the second quarter of 2007 the Company recorded additional sales as inventories were reduced;

•	Higher copper prices increased revenue by $50.9 million. HudBay’s year-to-date average realized copper price was US$3.64/lb. in 2008 compared with US$3.16/lb. in 2007;

•	Gold and silver prices increased revenue by $15.4 million from 2007; and

•	Other volume and pricing differences increased revenue by $1.1 million.

Key drivers of the Company’s revenue are quantities of metal sold and realized metal prices. Refer to “Key Financial and Production Results” on page 6 for information on metal sales quantities.

HudBay Realized Prices

		Q2 2008 Average Prices [2]	HudBay Realized Prices [1]		HudBay Realized Prices [1]
			Three Months Ended		Six Months Ended
			Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Prices in US$
Zinc [3]	US$/lb.	0.96	1.03	1.75	1.11	1.70
Copper [3]	US$/lb.	3.83	3.79	3.53	3.64	3.16
Gold	US$/troy oz.	896	925	665	891	657
Silver	US$/troy oz.	17.17	17.75	13.33	17.04	13.39

Prices in C$
Zinc [3]	C$/lb.	0.97	1.04	1.92	1.12	1.93
Copper [3]	C$/lb.	3.87	3.82	3.89	3.66	3.57
Gold	C$/troy oz.	905	937	725	899	743
Silver	C$/troy oz.	17.35	18.00	14.55	17.22	15.16

Exchange rate	US$1 to C$	1.01	1.01	1.10	1.01	1.13

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of the metal swap cash flow hedges resulted in a gain of US$0.03/lb. for zinc and a loss of US$0.07/lb. for copper during the second quarter of 2008 (year-to-date gain of US$0.03/lb. for zinc and a loss of US$0.06/lb. for copper). Refer to “Metal Swaps” on page 22.

For the Company’s sensitivity to metal prices and the foreign exchange rates, refer to “Sensitivity Analysis” in HudBay’s 2007 MD&A.

Expenses

Operating Expenses

For the second quarter of 2008, operating expenses were $188.5 million, $8.9 lower than for the same quarter last year. Significant variances were:

•

Lower sales volumes reduced operating costs by approximately $13.9 million, consisting of a decrease of $19.0 million attributable to lower volumes of purchased concentrates, partially offset by an increase from higher volumes of gold sales. In addition, purchased concentrates composed only 18% total concentrates treated during the second quarter of 2008, as compared to 31% in the second quarter of 2007;

•

Higher costs of purchased copper concentrates increased costs by $12.6 million excluding changes due to foreign currency due to higher copper prices, as well as higher silver content in concentrates purchased;

•	The stronger Canadian dollar reduced US dollar denominated operating costs by an estimated $8.5 million, most of which related to purchased concentrates;

•	Lower profit sharing expense decreased operating costs by $6.5 million;

•	An estimated net profits interest expense associated with the Company’s Callinan agreement increased operating costs by $4.9 million;

•	Higher processing costs increased costs by $4.6 million related to higher consumable and contractor costs, including costs of the biennial zinc plant maintenance shutdown;

•	Lower zinc prices reduced costs of zinc purchased concentrates by approximately $3.0 million; and

•	Other variances increased costs by $0.9 million, including external purchases of zinc for Zochem.

Year-to-date operating expenses were $375.2 million, $6.7 million lower than for 2007. Significant variances were:

•

Higher costs of purchased copper concentrates increased costs by $39.3 million excluding changes due to foreign currency. The increase arose from higher metal prices and higher silver quantities and included increases of $13.7 million from the provisional pricing adjustments, using forward prices, on copper concentrate purchases;

•	Lower sales volumes reduced operating costs by approximately $22.4 million;

•	The stronger Canadian dollar reduced US dollar denominated operating costs by an estimated $21.8 million;

•	Lower profit sharing expense decreased operating costs by $13.6 million;

•	Higher mining and processing costs increased costs by $8.9 million related to higher consumable and contractor costs;

•	An estimated net profits interest expense associated with the Company’s Callinan agreement increased operating costs by $9.7 million;

•	Lower zinc prices reduced costs of zinc purchased concentrates by approximately $4.4 million; and

•	Other variances decreased costs by $2.4 million.

Key inventory changes during the second quarter were 1:

•	Concentrate inventory - Domestic zinc concentrate increased by 600 tonnes to 16,300 tonnes, and domestic copper concentrate decreased by 16,500 tonnes to 15,000 tonnes;

•	Inventory in process - Copper anodes decreased 2,600 tonnes to 10,200 tonnes; and

•	Finished metal inventory - Zinc decreased 200 tonnes to 11,800 tonnes, and copper increased 900 tonnes to 3,300 tonnes.

Inventory in process and finished metal inventory decreased year over year by $29.4 million, due primarily to lower volumes of copper concentrate and finished metals on hand.

[1]	Inventories of concentrates and other quantities are approximate. Estimates will change from period to period as quantities are reassessed.

		Three Months Ended		Six Months Ended
Unit Operating Costs		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Mines
777	$/tonne	36.17	36.50	38.18	37.96
Trout Lake	$/tonne	49.07	46.25	49.22	48.02
Chisel North	$/tonne	63.84	65.46	59.96	58.49
Balmat	$/tonne	65.47	62.19	64.25	73.50

Total Mines	$/tonne	46.97	45.17	47.31	46.84
Concentrators
Flin Flon	$/tonne	10.72	10.14	9.99	9.74
Snow Lake	$/tonne	22.33	20.70	20.86	20.61
Balmat	$/tonne	12.55	11.31	13.34	12.64
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.331	0.268	0.327	0.282
Zochem [1]	$/lb. ZnO	0.137	0.131	0.135	0.138
Copper Smelter	$/lb. Cu	0.396	0.266	0.375	0.266
WPCR	US$/lb. Cu	0.071	0.070	0.074	0.072

Non-GAAP Detailed Operating Expenses [2] ($000s)
Mines
777		13,429	13,048	27,962	27,145
Trout Lake		9,511	9,553	19,391	19,701
Chisel North		5,252	5,180	9,908	9,569
Balmat		7,830	5,241	14,571	11,518
Concentrators
Flin Flon		5,796	5,634	11,108	10,887
Snow Lake		1,677	1,640	3,296	3,369
Balmat		1,393	961	2,908	1,967
Metallurgical Plants
Zinc Plant		19,314	17,178	39,031	35,288
Copper Smelter		15,183	13,346	30,268	26,134
WPCR		2,832	2,942	5,963	6,299
Other
Purchased concentrate treated		45,421	86,646	115,938	142,608
Anode freight & refining		1,982	2,325	4,393	4,602
Services & administration		11,782	14,082	23,601	25,937
HBMS employee profit sharing		6,221	12,690	11,851	25,437
Net profits interest		4,924	—	9,698	—
Other [3]		17,539	16,196	32,889	32,495
Changes in domestic inventory [4]		18,401	(9,318)	12,414	(1,104)

Total Operating Expenses, per financials		188,487	197,344	375,190	381,852

[1]	Excludes the cost of metal purchases.
[2]	Refer to “Non-GAAP Performance Measures” on page 34.
[3]	Includes share of CMM and miscellaneous provisions.
[4]

During 2008, the Company significantly reduced inventories, particularly for copper concentrate and copper metals, requiring recognition of additional operating expenses to reflect the cost of sales during the period. During the same period in 2007, inventories increased, requiring a negative adjustment to operating expenses.

For the second quarter, other significant variances for 2008 versus 2007 were:

•	Depreciation and amortization decreased by $0.4 million, totaling $22.8 million for the second quarter of 2008.

•	General and administrative expenses increased by $0.7 million, totaling $5.6 million for the second quarter of 2008, primarily due to consulting fees relating to corporate development.

•

Stock-based compensation increased by $0.9 million to $3.0 million for the second quarter of 2008. Stock-based compensation expense is based upon option pricing models utilizing share prices and volatility. During the quarter, 350,000 options were granted, whereas no options were granted in the same period of 2007.

•

Foreign exchange (gain) loss improved by $13.3 million to a gain of $0.3 million in the second quarter of 2008. Foreign exchange (gain) loss represents changes in the Canadian dollar value of HudBay’s US dollar denominated operating accounts (including certain cash, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to the US dollar over the period. The value of the Canadian dollar changed only slightly over the second quarter of 2008, resulting in a foreign exchange gain of $0.3 million. Over the same period in the prior year, the value of the Canadian dollar increased more significantly, with exchange rates moving from $1.15 as at March 31, 2007 to $1.07 as at June 30, 2007. US dollar denominated balances of cash and accounts receivable were significantly higher as at June 30, 2007, resulting in a more significant foreign exchange loss in the second quarter of 2007.

•

Exploration expenses decreased by $4.0 million to $6.5 million for the second quarter of 2008 (after recognition of a $0.4 million tax credit). Effective April 1, 2008, expenditures associated with the Lalor Lake property have been capitalized, as the property has been identified by the Company as having the potential of being developed into a mine. Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures. Refer to “2008 Exploration Plan” on page 4 for information on exploration at the Lalor Lake property.

•

Interest and other income decreased by $5.9 million to $6.8 million for the second quarter of 2008. In the second quarter of 2007, the Company received $6.0 million for the finalization of the sale of shares held in Stikine Copper Limited. The investment in the Stikine shares was obtained many years ago and had been assigned no value. Interest income was higher in the second quarter of 2008 due to increases in the Company’s cash balance.

•

Gain (loss) on derivative instruments decreased by $2.2 million to a gain of $0.7 million in the second quarter of 2008, related mainly to reduced gains on the Company’s US dollar put options, as fewer maturity dates remain (refer to “Foreign Exchange” on page 22 for information on the Company’s US dollar put options).

Year-to-date, other significant variances for 2008 versus 2007 were:

•

Depreciation and amortization increased by $1.9 million, totaling $47.1 million year-to-date 2008, most of which was due to higher amortization and depreciation at Balmat related to higher production rates.

•	General and administrative expenses increased by $6.0 million, totaling $15.5 million year-to-date 2008, primarily due to one-time executive retirement and severance costs.

•

Stock-based compensation increased by $0.7 million to $7.5 million year-to-date 2008 as more options were granted in 2008 than in 2007. Stock-based compensation expense is based upon option pricing models utilizing average share price and volatility.

•

Foreign exchange (gain) loss improved by $16.7 million, from a $15.1 million loss for year-to-date 2007 to a $1.6 million gain for year-to-date 2008. As described above, the year-to-date 2008 gain represents an increase in the Canadian dollar value of HudBay’s US dollar denominated operating accounts (including certain cash, accounts receivable, accounts payable and derivatives) as the value of the Canadian dollar decreased slightly relative to the US dollar from December 31, 2007 to June 30, 2008. Over the same period in the prior year, the value of the Canadian dollar increased significantly, and the Company’s US dollar denominated balances of cash and accounts receivable were higher, resulting in a more significant loss for year-to-date 2007.

•

Exploration expenses decreased by $5.7 million to $12.6 million year-to-date 2008 (after recognition of a $1.0 million tax credit), partly due to the capitalization of Lalor Lake expenditures. Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures.

•

Interest and other income decreased by $3.8 million to $14.5 million year-to-date 2008. In 2007, the Company received $6.0 million for the finalization of the sale of shares held in Stikine Copper Limited. The investment in the Stikine shares was obtained many years ago and had been assigned no value. Interest income was higher for year-to-date 2008 due to increases in the Company’s cash balance.

•

Gain (loss) on derivative instruments improved by $7.0 million to a loss of $1.0 million year-to-date 2008, mainly due to a one-time, $9.3 million loss recorded in the first quarter of 2007 for the period between executing the Company’s commodity swap contracts and generating required hedge documentation (refer to “Metal Swaps” on page 22 for information on the Company’s zinc and copper hedging relationships), offset in part by a $2.9 million decrease in gains recorded on the Company’s US dollar put options in 2008.

Tax Expense

Income Tax Expense

The statutory income tax rate decreased from approximately 36% for the full 2007 year to an estimated rate of 33% for the full 2008 year as a result of federal and Manitoba income tax rate reductions. In the past, the Company accumulated significant corporate income tax pools and has recorded the benefits related to these pools as future tax assets (net of a valuation allowance, which limits the tax asset recognized on the balance sheet to an amount management believes the Company is more likely than not to realize). The Company has used the majority of its short-term income tax pools. Consequently, the Company began recording current income tax expense in the second quarter.

The Company’s effective income tax rate for the second quarter was approximately 34% (year-to-date 36%). Significant items causing the Company’s effective income tax rate to be higher than the statutory income tax rate include stock-based compensation (which is not deductible for tax purposes) and an increase in the valuation allowance with respect to increases in temporary differences realized in the quarter that relate to certain US operations and to obligations associated with mine closure. The Company’s valuation allowance has increased by approximately $3.4 million during the second quarter.

Mining Tax Expense

The Company has also accumulated mining tax pools over the years and has recorded the related benefits as future mining tax assets. Management considers some additional factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. At December 31, 2007, the future mining tax asset recorded on the Company’s balance sheet was net of a valuation allowance related to temporary differences for mining tax pools that are expected to reverse more than three years in the future. Management reviews estimates for the valuation allowance each quarter, and in so doing, considers uncertainties associated with future longer term metal prices and foreign exchange rates. During the second quarter, after applying the Company’s mining tax pools to current earnings, the future mining tax asset was partially drawn down.

HudBay’s effective rate for mining taxes was approximately 14% on 2008 second quarter earnings before tax (year-to-date 15%). For the full 2007 year, mining taxes were approximately 9% on earnings before tax. The higher effective mining tax rate for 2008 relates mainly to the composition of the Company’s earnings and the reduction of available tax deductions.

	Three Months Ended		Six Months Ended
Breakdown of Tax Expense	Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
	($000s)
Non-cash - income tax expense *	12,478	38,685	29,817	77,273
Non-cash - mining tax expense *	(86)	3,255	881	6,526

Total non-cash draw-down	12,392	41,940	30,698	83,799

Estimated current taxes payable - income tax	9,625	115	9,715	136
Estimated current taxes payable - mining tax	9,323	10,759	15,972	23,318

Total estimated current taxes payable	18,948	10,874	25,687	23,454

Tax expense	31,340	52,814	56,385	107,253

*	Non-cash tax expenses represent draw-downs of the non-cash future income and mining tax assets.

EBITDA *

The following table presents the calculation of EBITDA for the three and six months ended June 30, 2008 and June 30, 2007.

	Three Months Ended		Six Months Ended
	Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
	($000s)
Operating earnings per financial statements	63,504	116,825	110,236	247,470
Adjustments
Depreciation and amortization	22,847	23,294	47,080	45,168

EBITDA *	86,351	140,119	157,316	292,638

*

Refer to “Non-GAAP Performance Measures” on page 34. EBITDA represents earnings before interest, taxes, depreciation and amortization, gain (loss) on derivative instruments, interest and other income and exploration.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of HudBay’s eight most recently completed quarters.

	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($000s)
Revenue	284,035	271,637	242,596	319,805	358,298	349,142	313,110	346,203
EBITDA[1]	86,351	70,965	72,014	118,414	140,119	152,519	153,558	163,281
Operating cash flow[2]	70,721	70,651	83,809	113,921	137,660	142,500	148,508	165,987
Earnings before tax	64,542	46,597	31,722	94,266	121,953	117,515	134,636	151,582
Net earnings	33,202	21,552	28,459	66,465	69,139	63,076	165,788	169,381
Earnings per share:
Basic	0.26	0.17	0.22	0.52	0.55	0.50	1.32	1.37
Diluted	0.26	0.17	0.22	0.52	0.54	0.49	1.29	1.33

[1]	EBITDA is considered non-GAAP measure (refer to “Non-GAAP Performance Measures” on page 34). For EBITDA refer to page 17.
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affects the Company’s revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers. The appreciation of the Canadian dollar has contributed to lower revenues, earnings and operating cash flow in 2008 and in the fourth quarter of 2007 compared to previous quarters.

In 2006, net earnings were positively affected by increases in tax assets previously unrecognized. For 2007 and 2008, there has been a draw-down of the Company’s tax assets, resulting in significant non-cash tax expenses included in net earnings.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at June 30, 2008 Compared to Financial Condition as at December 31, 2007

Cash and cash equivalents decreased by $28.6 million to $729.0 million as at June 30, 2008, compared to December 31, 2007. The Company did not invest in asset-backed commercial paper and has not been affected by the recent credit crisis, as its investments are held in low-risk, liquid investments with major Canadian banks.

On June 27, 2008, the Company acquired 12,679,266 common shares of Skye at a price of $7.51 per share in a private placement that was approved by the Toronto Stock Exchange. Total gross proceeds to Skye of $95.2 million will be used to fund capital costs associated with Skye’s Fenix Project. The Company has recorded this equity investment at its carrying value of $95.2 million. As at June 30, 2008, the fair value of the Company’s investment in Skye was $109.0 million.

From December 31, 2007 to June 30, 2008, working capital decreased by $47.3 million to $833.6 million. The significant changes, other than the Company’s lower cash position, included draw-downs in the current portion of future income and mining tax assets of $23.3 million, decreases in inventory of $19.3 million due to reductions in copper inventories from lower volumes of purchased copper, normal operating decreases in accounts receivable of $14.8 million, offset in part by decreases in payables of $36.0 million (primarily related to the payout of the 2007 profit sharing accrual of $42.6 million, offset by the Company’s current accrual of $11.9 million).

In December 2007, HudBay launched a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 HudBay common shares, representing approximately 9.5% of its public float, over a twelve month period ending December 16, 2008. Year-to-date, the Company has recorded a reduction in share capital of $1.5 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $2.2 million and a reduction to retained earnings of $7.3 million. As at June 30, 2008 a total of 941,300 shares had been purchased for approximately $17.2 million.

HudBay’s contractual obligations at June 30, 2008 are materially unchanged from December 31, 2007.

During the year, the Company extended the HBMS $80.0 million revolving credit facility maturity date to February 27, 2009. No draw-down has been made on this facility.

As at June 30, 2008, letters of credit of $52.5 million were outstanding.

The following table summarizes HudBay’s cash flows for the three and six months ended June 30, 2008 and June 30, 2007.

	Three Months Ended		Six Months Ended
	Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
	($000s)
Net earnings for the period	33,202	69,139	54,754	132,215
Items not affecting cash	37,519	68,521	86,618	147,945
Net change in non-cash items	10,482	(54,650)	(1,339)	(41,259)

Cash provided by operating activities	81,203	83,010	140,033	238,901
Cash required for financing activities	(7,822)	(579)	(19,842)	(60)
Cash required for investing activities	(125,744)	(26,929)	(149,950)	(50,890)
Effect of exchange rate changes on cash and cash equivalents	301	(8,589)	1,171	(9,130)

(Decrease) increase in cash and cash equivalents	(52,062)	46,913	(28,588)	178,821

Cash outflow for the second quarter was $52.1 million, compared to a cash inflow of $46.9 million for the quarter ended June 30, 2007. The Company’s $95.2 million investment in Skye shares formed the major variance.

Year-to-date, cash outflow was $28.6 million, compared to a cash inflow of $178.8 million year-to-date 2007.

Cash Flow from Operating Activities

Operating activities provided $81.2 million of cash flows in the second quarter, a slight decrease from $83.0 million for the quarter ended June 30, 2007, largely due to lower earnings before tax in the second quarter of 2008, offset by changes in non-cash working capital. Changes in non-cash working capital increased operating cash flow through decreases in accounts receivable of $25.7 million and decreases in inventories of $26.0 million, offset in part by decreases in accounts payable of $44.1 million. Accounts receivable decreases were due partly to the collection of cash from high copper sales in March 2008, as well as lower sales volumes and prices during the second quarter. Inventory decreases were primarily related to reductions in volumes of copper, including concentrates, due to lower concentrate purchases and additional anode sales. Decreases in accounts payable related to the profit sharing payout and lower level of concentrate purchases.

Year-to-date, cash provided by operations was $140.0 million, compared to $238.9 million year-to-date 2007. Significant changes in non-cash working capital included decreases in inventories of $19.3 million and decreases in accounts receivable of $14.8 million, offset in part by decreases in accounts payable of $36.0 million. The major reasons for variances in working capital were similar to those mentioned for the quarter.

Cash Flow from Financing Activities

Financing activities required cash outflows of $7.8 million in the second quarter, mainly due to a $7.5 million repayment of the Company’s Province of Manitoba loan and capital lease repayments of $0.7 million.

Year-to-date, cash required for financing activities was $19.8 million, mainly due to share buy backs of $11.0 million, the Company’s Province of Manitoba loan repayment in the second quarter, and a $1.8 million repayment of capital lease obligations. Prior period cash outflows for financing activities consisted of loan and capital lease repayments of $6.0 million, largely offset by proceeds of $5.9 million received on exercise of stock options.

Cash Flow from Investing Activities

Investing activities required cash outflows of $125.7 million in the second quarter, an increase of $98.8 million from the second quarter of 2007. In addition to capitalized mine development and other sustaining capital expenditures, investing activities in the second quarter of 2008 included $95.2 million for the Company’s acquisition of shares in Skye.

Year-to-date, cash required for investing activities was $150.0 million, consisting of the Company’s investment in Skye, as well as capitalized mine development and other sustaining capital expenditures. Investing activities of $50.9 million for year-to-date 2007 related mainly to capitalized expenditures.

Capital Expenditures

The following summarizes HudBay’s capital expenditures by mine and processing facility.

	Three Months Ended		Six Months Ended
	Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
	($ millions)
777 Mine	4.7	5.5	10.3	11.5
Trout Lake Mine	7.6	6.9	15.6	13.6
Chisel North Mine	1.8	2.5	3.5	3.8
Balmat Mine and Concentrator	3.3	5.0	8.4	10.4
Flin Flon and Snow Lake Concentrators	1.1	0.5	1.6	1.1
Flin Flon and Snow Lake Other	2.3	2.3	3.3	3.3
Zinc Plant	4.3	1.3	5.1	1.7
Zinc Oxide Plant	0.2	—	0.4	0.2
Copper Smelter	0.2	0.1	0.3	0.4
WPCR	0.3	2.4	1.5	4.5
Lalor Lake	4.7	—	4.7	—

Total	30.5	26.5	54.7	50.5

	Three Months Ended		Six Months Ended
	Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
	($ millions)
Plant and Equipment	9.3	10.0	13.9	17.1
Capital Development	15.1	15.2	32.9	31.2
Capitalized Exploration	6.1	1.3	7.9	2.2

Total	30.5	26.5	54.7	50.5

The Company’s planned capital program for the full 2008 year continues to be in the order of $114.6 million, as presented in the Company’s MD&A for the year ended December 31, 2007, except for capitalized exploration expenditures of Lalor Lake.

RISK MANAGEMENT

From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments.

Metal Swaps

In the first quarter of 2007, the Company implemented a price protection program for the Bur deposit. In December 2007, the Company decided to defer the development of the Bur deposit in favour of the Lalor Lake deposit. Following this decision, and with lower zinc prices, the Company unwound a significant portion of the zinc swaps in December and unwound the remaining zinc swaps during the first quarter. As the unwound zinc swaps were part of effective hedging relationships, for accounting purposes, the mark-to-market gains or losses recognized to the point of unwinding remain in other comprehensive income (“OCI”) and will be reclassified to earnings in periods through 2010 when the original hedges would have closed. The Company’s copper swaps continue to hedge anticipated future copper sales.

The following are the prices, for accounting purposes, for the metal swaps remaining at June 30, 2008:

Hedge Prices		2008	2009	2010	Total
Copper swap contracts	tonnes	2,100	5,100	5,100	12,300
	US$/lb.	2.69	2.45	2.22	2.40

The hedges noted above meet the requirement for hedge accounting under GAAP.

For the second quarter of 2008, HudBay recorded in earnings a gain of $0.3 million related to the ineffective portion of the price protection program. The Company recorded in OCI a pre-tax loss of $3.0 million ($2.0 million after future income taxes) to reflect the effective portion of gains and losses under the cash flow hedges and reclassified from OCI to earnings a pre-tax loss of $1.2 million as hedged anticipated zinc and copper sales occurred.

Year-to-date 2008, the Company has recorded a loss of $0.3 million in earnings related to the ineffective portion of gains and losses under the cash flow hedges. A $21.4 million pre-tax loss ($14.4 million after tax) was recorded to OCI year-to-date 2008, and a pre-tax loss of $1.7 million was reclassified from OCI to earnings. The fair value of the metal swaps as at June 30, 2008 was negative $42.1 million.

HudBay’s swap agreements are with creditworthy counterparties and are governed by master trading agreements with customary wording under which the Company is not required to provide collateral.

Zinc and Zinc Oxide

To provide a service to customers who purchase finished metal and oxide from the Company’s plants and require known future prices, HudBay enters into fixed price sales contracts regarding zinc and zinc oxide. To ensure that HudBay continues to receive a floating or unhedged realized zinc price, the Company enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts with its customers.

Foreign Exchange

HudBay has forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At June 30, 2008, the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$13.1 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009. The fair value of the US dollar put options was $2.5 million as at June 30, 2008.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Six Months Ended
Mines		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
777
Ore	tonnes	371,328	357,445	732,371	715,000
Zinc	%	4.55	4.29	4.44	4.46
Copper	%	2.65	2.89	2.64	2.59
Gold	g/tonne	2.28	2.86	2.17	2.54
Silver	g/tonne	26.23	26.83	25.04	26.18
Trout Lake
Ore	tonnes	193,807	206,545	393,974	410,229
Zinc	%	4.24	4.04	3.95	3.79
Copper	%	1.64	2.08	1.96	2.48
Gold	g/tonne	1.26	1.32	1.33	1.32
Silver	g/tonne	22.08	12.70	20.48	11.47
Chisel North
Ore	tonnes	82,267	79,125	165,252	163,616
Zinc	%	8.31	8.79	7.57	8.59
Balmat
Ore	tonnes	119,603	74,709	226,790	148,282
Zinc	%	8.50	7.12	8.08	6.89

Total Mines
Ore	tonnes	767,005	717,824	1,518,387	1,437,127
Zinc	%	5.49	5.01	5.20	4.99
Copper	%	1.72	2.06	1.80	2.03
Gold	g/tonne	1.48	1.86	1.45	1.69
Silver	g/tonne	19.89	20.10	19.22	19.02

For unit operating costs, refer to page 13.

777 Mine

The 777 mine is located immediately adjacent to the Company’s principal concentrator and metallurgical plants in Flin Flon, Manitoba. Commercial production commenced in January 2004.

Ore production at the 777 mine for the second quarter increased by 4% compared to the same period in 2007. The zinc grade was higher by 6%, and the copper grade was lower by 8%, due to planned variations within the mining sequence. The gold grade was 20% lower, and the silver grade was 2% lower, related to the areas mined in the quarter. Operating costs per ore tonne in the second quarter were lower by 1% primarily due to the increased tonnage and a reduction in operating development over the quarter.

Ore production at the 777 mine for year-to-date 2008 increased by 2% compared to year-to-date 2007. Improvements in the mine ore handling systems and improvements in paste backfill placement facilitated the production increase. Compared with grades in 2007, the zinc grade was marginally lower, copper grade was higher by 2%, gold grade was lower by 15%, and silver grade was lower by 4%. The lower grades are attributed to mining in some lower ore grade mining areas. Operating costs per ore tonne were 1% higher at $38.18 per tonne due to increases in consumable costs including fuel, propane, steel and cement.

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres from the Company’s principal ore concentrator and metallurgical complex in Flin Flon, Manitoba. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed from surface by a shaft and ramp, and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at Trout Lake for the second quarter was 6% lower as compared to the same quarter in 2007. This is a result of the majority of tonnage being trucked from deeper areas of the mine, consistent with the 2008 mining plan. Zinc grade was 5% higher and copper grade was 21% lower, primarily from mining in zinc rich areas with lower copper grades. As per the mining plan, gold grade was 5% lower and silver grade was 74% higher. Operating costs per ore tonne were 6% higher as compared to the second quarter of 2007 due to an increase in operating development and higher direct mining costs related to the increased haulage distances.

Ore production at Trout Lake decreased by 4% for year-to-date 2008 compared to year-to-date 2007. This is consistent with the 2008 mining plan, reflecting smaller mining blocks and longer haul distances to ore passes. Zinc grade was 4% higher, copper grade was 21% lower, gold grade was 1% higher and silver grade was 79% higher, as per the mining plan. Operating costs per ore tonne mined were 2% higher, related to increased ground support and rehabilitation of some of the mining areas. Increased consumable costs, including fuel, propane and steel, also contributed to the higher costs.

Chisel North Mine

The Chisel North mine is located approximately 10 kilometres west of the Company’s Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon, Manitoba. Commercial production commenced at the mine in June 2000. The mine is accessed by a ramp, and ore from the mine is trucked to the Snow Lake concentrator. Concentrate produced is trucked to HudBay’s zinc plant in Flin Flon.

Ore production at Chisel North for the second quarter was 4% higher than the same quarter in 2007. Zinc ore grade was 5% lower, primarily due to lower than expected grades in a couple of stopes. Operating costs per ore tonne were 2% lower, primarily related to a reduction in operating development, which offset increases in the cost of consumables, diesel fuel and explosives.

Ore production at Chisel North for year-to-date 2008 was 1% higher compared to year-to-date 2007. Zinc ore grade was 12% lower, due to lower grades experienced in some stopes earlier in the year. Operating costs were 3% higher, related primarily to the higher cost of underground consumables and increased contractor costs for surface crushing and diamond drilling.

Balmat Mine

The Balmat mine is located in upper New York State. Concentrate production began in May 2006 and commercial production commenced January 1, 2007.

During 2007, the Balmat operation produced 22,068 tonnes of zinc metal in concentrate, which did not meet HudBay’s feasibility study expectations. As such, and in accordance with accounting policies, the Company completed an asset impairment test in the fourth quarter of 2007, resulting in a non-cash charge to reduce the carrying value of the Balmat assets by $15.1 million.

Ore production at the Balmat Mine for the second quarter increased by 60% compared to the second quarter of 2007. The higher production is related to increased access to additional ore lenses and improved productivity. Zinc grades were higher by 19%; increased production from the newly developed areas and a reduction in the development heading size contributed to the grade increase. Operating cost per tonne of ore was US$65.05 (C$65.47) for the second quarter, up 15% from US$56.63 (C$62.19) for the same quarter in 2007 due to the increased amount of operating development and the reduction in capital development over the two periods.

Ore production at the Balmat Mine for year-to-date 2008 increased by 53% compared to year-to-date 2007. As in the quarter, the higher production is related to increased access to additional ore lenses and improved productivity. Zinc grades were higher by 17%; increased production from the newly developed areas and a reduction in the development heading size contributed to the grade increase. Operating cost per tonne of ore was US$63.90 (C$64.25) for year-to-date 2008, down 1% from US$64.76 (C$73.50) for the same period in 2007 due to increased ore production and improvements in the planning process, which offset increases in consumables.

The Balmat mine has increased its production rates toward the target rate. While performance is improving, the operation continued to generate negative earnings in the second quarter of 2008.

Concentrators

		Three Months Ended		Six Months Ended
Concentrators		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Flin Flon Concentrator
Ore	tonnes	540,576	555,638	1,112,079	1,117,793
Zinc	%	4.38	4.20	4.29	4.20
Copper	%	2.32	2.62	2.42	2.56
Gold	g/tonne	1.95	2.28	1.89	2.10
Silver	g/tonne	24.65	21.34	23.43	20.84

Zinc concentrate	tonnes	39,359	38,329	79,207	77,270
Concentrate grade	% Zn	52.08	51.87	51.65	51.58

Copper concentrate	tonnes	47,117	55,785	102,601	107,101
Concentrate grade	% Cu	24.68	24.41	24.42	24.71

Zinc recovery	%	86.6	85.1	85.8	85.0
Copper recovery	%	92.8	93.4	93.1	92.6
Gold recovery	%	79.8	68.2	79.2	67.9
Silver recovery	%	63.1	57.4	63.9	58.7

Snow Lake Concentrator
Ore	tonnes	75,121	79,209	158,045	163,478
Zinc	%	8.33	8.78	7.55	8.58

Zinc concentrate	tonnes	11,650	13,171	22,027	26,517
Concentrate grade	% Zn	51.55	51.21	51.33	51.34

Zinc recovery	%	96.0	97.0	94.8	97.0

Balmat
Ore	tonnes	111,045	75,659	218,082	147,315
Zinc	%	8.67	7.10	8.12	6.87

Zinc concentrate	tonnes	15,695	9,104	29,346	17,163
Concentrate grade	% Zn	57.77	57.29	57.04	56.44

Zinc recovery	%	94.2	96.6	94.5	95.0

For unit operating costs, refer to page 13.

Flin Flon Concentrator

The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the second quarter of 2008, ore processed decreased by 3% compared to the same period in 2007. Zinc head grade was 4% higher and copper head grade was 11% lower. The gold grade was 14% lower, while the silver head grade was 16% higher. Recovery of zinc to concentrate was 2% higher, while recovery of copper to concentrate was 1% lower; recoveries were consistent with the head grades seen this quarter. Operating cost per ore tonne processed increased by 6%, related to higher costs for consumables and grinding media.

Ore processed for year-to-date 2008 was similar to 2007 levels. Zinc head grade in 2008 was 2% higher than last year, while copper head grade was 5% lower, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% higher and copper metal to concentrate was 1% higher than the same period in 2007. Operating costs per tonne of ore processed were 3% higher, primarily related to increased purchase prices for reagents and grinding media.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon, Manitoba metallurgical complex. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to the Flin Flon zinc plant for treatment.

For the second quarter of 2008, ore processed was 5% lower compared to the same quarter in 2007. The concentrator was shut down on June 21st for two weeks of planned maintenance work. The tonnage will be milled in the third quarter of this year. Zinc head grade was 5% lower, in line with the lower mining grades from Chisel North mine. Recovery of zinc metal to concentrate was 1% lower at 96.0%, consistent with lower ore head grade. Operating costs per ore tonne processed, which include the cost of transportation to Flin Flon, increased by 8% due to higher consumable costs and increased maintenance costs related to the shutdown.

Year-to-date, ore processed was 3% lower in 2008 than in 2007. In 2008, zinc ore head grade was lower by 12%, and zinc recovery to concentrate was 2% lower due to the lower head grades experienced. Operating costs per ore tonne increased by 1%, primarily related to increased costs for reagents and grinding media.

Balmat Concentrator

The Balmat concentrator is located at the Balmat mine site in upper New York State, approximately 158 kilometres south of the CEZ refinery (a third party) near Montreal.

Zinc concentrate produced at Balmat is sold to Xstrata and primarily treated at its CEZ refinery near Montreal. The agreement with Xstrata allows HudBay to purchase from Xstrata zinc concentrate, representing up to 50% of Balmat's annual zinc concentrate production sold to Xstrata.

For the second quarter of 2008, ore processed increased by 47% over the same quarter in 2007 following the increased feed from the mine. Zinc ore head grade was 22% higher due to the improved ore quality from the mine. Recovery of metal to concentrate was 2% lower over the same period last year. The lower recovery is a result of the increased work completed to reduce the magnesium content in the concentrate. Operating costs per ore tonne processed were US$12.47 (C$12.55) for the second quarter, up 21% from US$10.30 (C$11.31) for the same quarter in 2007 due to higher costs and usage of reagents, circuit redesign costs to reduce magnesium in concentrate and higher costs for the dryer fuel.

Year-to-date, ore processed was 48% higher in 2008 than in 2007. In 2008, zinc ore head grade was 18% higher, while recovery of zinc metal to concentrate was 1% lower. Operating costs per ore tonne were US$13.26 (C$13.34), up 19% from US$11.14 (C$12.64) for year-to-date 2007.

During the second quarter, Balmat produced 9,065 tonnes of zinc contained in concentrate with 7,706 tonnes of payable zinc metal, and sold 7,739 tonnes of zinc metal. During the second quarter, inventory of zinc concentrate at Balmat decreased by 400 tonnes to 3,000 tonnes.

		Three Months Ended		Six Months Ended
Balmat Zinc Metal		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Contained in concentrate produced	tonnes	9,065	5,215	16,737	9,623
Payable in concentrate produced	tonnes	7,706	4,433	14,227	8,180
Zinc metal sold	tonnes	7,739	4,868	14,291	8,817

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Six Months Ended
		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	24,602	25,206	50,755	50,269
Copper [2]	tonnes	12,860	13,881	24,894	28,062
Gold [2]	troy oz.	28,321	27,007	50,961	50,754
Silver [2]	troy oz.	253,995	225,952	499,958	462,435

Metal from HBMS Purchased Concentrates
Zinc	tonnes	1,834	3,877	3,376	6,418
Copper [2]	tonnes	4,524	8,871	11,762	16,414
Gold [2]	troy oz.	185	610	544	1,076
Silver [2]	troy oz.	270,613	117,647	461,563	233,611

Total HBMS Metal Produced
Zinc	tonnes	26,436	29,083	54,131	56,687
Copper [2]	tonnes	17,384	22,752	36,656	44,476
Gold [2]	troy oz.	28,506	27,617	51,505	51,830
Silver [2]	troy oz.	524,608	343,599	961,521	696,046

Balmat
Zinc metal in concentrate for sale	tonnes	9,065	5,215	16,737	9,623
Metal in concentrate purchased from Xstrata [3]	tonnes	(1,829)	(3,493)	(2,486)	(4,097)

Total Produced [4]
Zinc	tonnes	33,672	30,805	68,382	62,213
Copper [2]	tonnes	17,384	22,752	36,656	44,476
Gold [2]	troy oz.	28,506	27,617	51,505	51,830
Silver [2]	troy oz.	524,608	343,599	961,521	696,046

Metal Sold
Zinc, incl sales to Zochem	tonnes	34,802	33,121	67,718	64,978
Copper	tonnes	18,957	22,565	39,559	47,227
Gold	troy oz.	30,311	23,696	50,119	53,412
Silver	troy oz.	554,733	310,477	838,200	694,396

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[3]

Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.

[4]	Includes production of metal and metal in concentrate.

Metal Produced and Sold

		Three Months Ended		Six Months Ended
		Jun 30 2008	Jun 30 2007	Jun 30 2008	Jun 30 2007
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	49,969	52,252	102,766	101,185
Purchased	tonnes	3,471	7,774	6,481	12,539

Total	tonnes	53,440	60,026	109,247	113,724

Zinc Oxide
Zinc from HudBay	tonnes	5,977	7,676	12,847	14,181
Zinc from others	tonnes	1,821	—	2,227	—

Total zinc consumption	tonnes	7,798	7,676	15,074	14,181

Zinc oxide produced	tonnes	9,602	9,330	18,484	17,273
Zinc oxide sold	tonnes	8,899	9,443	18,052	18,474

Smelter
Copper concentrate treated
Domestic	tonnes	63,625	53,454	119,777	110,021
Purchased	tonnes	13,882	24,042	36,020	46,838

Total	tonnes	77,507	77,496	155,797	156,859

WPCR
Anodes received	tonnes	21,555	23,023	43,189	42,742
Cathode produced	tonnes	17,484	16,983	34,902	33,729
Spent anode produced	tonnes	4,070	3,832	7,760	7,160
Liberator anode produced	tonnes	247	670	770	1,351
Slimes produced	tonnes	56	49	107	95

For unit operating costs, refer to page 13.

Zinc Plant

The Flin Flon, Manitoba zinc plant utilizes leading edge technology that includes a two-stage pressure leaching plant, four steps of solution purification, an electrolysis plant and a casting plant. An oxygen plant also supplies the pressure leaching process. The facility produces special high grade zinc.

Through an arrangement to decrease transportation costs for zinc concentrate, the Company sells all of the concentrates from its Balmat mine to Xstrata for processing at their CEZ refinery in Montreal. Annually, HudBay may elect to purchase from Xstrata zinc concentrate, representing up to 50% of the Balmat concentrate sold to Xstrata.

Production of cast zinc metal in the second quarter was 9% lower compared to the same quarter in 2007. Operating costs per pound of zinc metal produced were 24% higher. The lower production is a result of the scheduled biennial shutdown. The higher cost per pound is a result of the reduced production, the higher costs associated with the major shutdown and overall higher material costs.

Year-to-date production of zinc metal was 54,131 tonnes, 5% lower than in 2007. Operating costs per pound of zinc were 16% higher. The lower production is mainly due to the scheduled shutdown. Costs are higher due to the shutdown and the higher cost of operating and maintenance material.

Zinc Oxide Facility – Zochem

Zochem is HudBay’s zinc oxide production facility in Brampton, Ontario and is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market. Zochem has an annual production capacity of 45,000 tonnes of zinc oxide, which equates to approximately 37,000 tonnes of zinc metal.

During the second quarter of 2008, Zochem consumed 5,977 tonnes of HudBay zinc and produced 9,602 tonnes of zinc oxide. In comparison to the second quarter of 2007, sales volumes decreased by 6%, while production levels increased by 3%. Second quarter operating costs per pound of zinc oxide were 5% higher at 13.7¢/lb., compared to 13.1¢/lb. for the same quarter in 2007, primarily due to increased natural gas prices.

Year-to-date production of zinc oxide was 18,484 tonnes, 7% higher than in 2007. Year-to-date operating costs at 13.5¢/lb. of zinc oxide were 2% lower than in 2007, mainly due to higher production volumes, offset in part by increased natural gas prices.

Copper Smelter

The copper smelter is located in Flin Flon, Manitoba and treats copper concentrate and produces copper anodes, which are railed to the WPCR in Michigan State for electrolysis and production of copper cathode prior to sale.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others is treated at the smelter. Approximately 18% of the concentrate treated in the second quarter was purchased concentrate, a decrease from 31% treated in the second quarter of 2007. The main source of purchased concentrate is from existing settled contracts originally scheduled to extend into 2009 and beyond. Owing to current low market prices for treating copper concentrates, HudBay has not been able to obtain economic terms to purchase copper concentrate beyond 2008 and has exercised early termination rights on contracts that were originally scheduled to extend into 2009 and beyond. HudBay will continue to purchase concentrates from these suppliers in 2008 and some limited amounts in 2009, which were priced previously and on favourable terms. No changes to HudBay’s 2008 targets are expected as a result of the termination of these agreements. The remaining purchases in 2008, together with existing inventory and concentrates from HudBay’s own mines will support achievement of the Company’s 2008 copper production targets. HudBay will evaluate future opportunities to purchase copper concentrates based on the market rates for treatment and refining charges combined with the Company’s expected operating costs.

In the past, the Company has sold the spent copper anode from the WPCR to third parties. This year, in light of the 2008 air release limit targets for sulphur dioxide, which created additional processing capacity, HudBay began shipping spent copper anodes from the WPCR back to the Company’s Flin Flon smelter for processing. Recycling the spent copper anode allows the Company to use this additional processing capacity to achieve finished metal premiums on the copper contained in the spent copper anodes, rather than selling the spent copper anodes to a third party and incurring refining fees.

Non-recycled copper production was 24% lower in the second quarter of 2008 compared to the same quarter in 2007, as expected, in response to changes in the Government of Canada’s 2008 air release limit targets for sulphur dioxide. The 53% increase in silver production in the second quarter was primarily from the treatment of a substituted purchased concentrate that was unusually high in silver. The higher silver production is expected to continue for the remainder of 2008. Operating costs per pound of copper anode produced were 49% higher than the second quarter of 2007, attributed mainly to increased direct costs of heavy fuel oil and other operating materials, as well as lower production levels.

Year-to-date, new copper in anode production was 18% lower than in 2007, primarily reflecting lower copper grades. Year-to-date operating costs in 2008 per pound of copper were 41% higher, related primarily to increased costs of materials.

White Pine Copper Refinery

The WPCR is located in the upper peninsula of Michigan State near the Canada/US border.

The refinery electro-refines copper anode produced at HudBay’s Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Effective January 1, 2008, approximately 18% of the copper anode processed at the refinery, called spent anode, is returned to the smelter at Flin Flon for remelting. Previously, the Company sold the spent anode to a third party. LME grade copper cathode is sold to various customers in the business of making wire, tube and brass.

For the second quarter of 2008, copper cathode production increased by 3% compared to the same quarter last year, mainly due to the tankhouse expansion in 2007 and no cell liner replacements. Operating costs per pound of copper cathode were 1% higher, primarily due to the increase in natural gas costs.

Copper cathode production for year-to-date 2008 was 34,902 tonnes, 3% higher than in 2007. Operating costs per pound of cathode produced were 3% higher, primarily related to the cost of natural gas for steam generation over the year-to-date.

CASH COST PER POUND OF ZINC SOLD

HudBay’s cash cost of zinc sold, net of by-product credits, for the second quarter of 2008 was negative US$0.24 per pound.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits (Refer to “Non-GAAP Performance Measures” on page 34)

	Three Months Ended				Six Months Ended
	Jun 30 2008		Jun 30 2007		Jun 30 2008		Jun 30 2007
	($000s except as noted)
Expenses		220,531		241,473		445,436		459,970
Non-cash operating costs [1]		(26,444)		(39,231)		(54,793)		(68,647)
Less by-product credits [2]		(212,910)		(226,339)		(405,774)		(442,582)

Cash cost net of by-products		(18,823)		(24,097)		(15,131)		(51,259)
Exchange rate (US$1 to C$) [3]		1.010		1.098		1.007		1.132

Cash cost net of by-products	US	(18,637)	US	(21,946)	US	(15,026)	US	(45,281)
Zinc sales (000s lbs.)		76,725		73,019		149,292		143,252

Cash cost per pound of zinc, net of by- product credits in US$/lb.	US	(0.24)	US	(0.30)	US	(0.10)	US	(0.32)

[1]	Non-cash operating costs include depreciation and amortization, stock based compensation, accretion expense and foreign exchange gains (losses) and other non-cash items.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and the Company’s proportionate share of by-product sales by CMM.
[3]	Weighted average exchange rate for sales during the period.

For the quarter ended June 30, 2008, cash cost per pound of zinc sold was negative US$0.24, a net increase of US$0.06 from the same period in 2007, due to:

•	US$0.06 favourable by-product credit variance, primarily due to higher volumes of gold and silver, offset in part by lower copper volumes but slightly higher prices;

•	US$0.14 unfavourable effect of a stronger Canadian dollar; and

•	US$0.02 favourable variance due to lower costs, offset by greater volumes.

For year-to-date 2008, cash cost per pound of zinc sold was negative US$0.10, a net increase of US$0.22 from the same period in 2007, due to:

•	US$0.08 favourable by-product credit variance, primarily due to higher prices;

•	US$0.19 unfavourable effect of a stronger Canadian dollar; and

•	US$0.11 unfavourable variance due to volumes and costs, partially due to Balmat.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

For Balmat as a standalone operation, the cash cost per pound of payable zinc (excluding concentrate treatment charges) was US$0.70 for the second quarter.

OUTSTANDING SHARE DATA

As of July 29, 2008, there were 126,488,270 common shares of the Company issued and outstanding, as well as 22,521 warrants (pre-consolidated) exercisable for a maximum aggregate of 750 common shares. In addition, options for a maximum aggregate of 4,962,586 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on the Company’s adoption of new accounting standards and on new accounting standards that will be applicable to the Company in future years, refer to note 3 of the June 30, 2008 interim consolidated financial statements.

NON-GAAP PERFORMANCE MEASURES

EBITDA, operating cash flow per common share, detailed operating expenses and cash cost per pound of zinc sold are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent AIF filed with the Canadian securities regulators, a copy of which is posted on the SEDAR web site at www.sedar.com.

The technical data with respect to HudBay’s Lalor Lake deposit contained in this MD&A has been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HudBay’s Hudson Bay Exploration and Development Company Limited subsidiary, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This document contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Skye and matters relating thereto. Forward looking information also includes, but is not limited to, information with respect to HudBay’s estimated future production and expenditures, future exploration plans and expenditures and possible results with respect to the Lalor Lake property, purchase concentrates, Balmat operations, estimated operating costs, costs of production, the impact of production on earnings, estimated capital spending, future commodity prices, estimated depreciation and amortization, taxation policies and reserves and pools, emissions, smelter operations, future hedging activities and possible foreign exchange protection programs. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information with respect to the proposed Skye transaction is based include, without limitation, that the shareholders of Skye will approve the transaction, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay or Skye and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore reserves, resources, grade or recovery rates, risks relating to international operations, economic factors, government regulation and approvals, environmental and reclamation risks, actual results of exploration activities, title disputes or claims, permitting timelines, taxation policies, fluctuating metal prices and currency exchange rates, costs, timing and amount of future production, changes in project parameters, conclusions of economic evaluations, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and the availability of skilled labour, other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, capital expenditures and requirements for additional capital, accidents, the businesses of HudBay and Skye not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.